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 CUSIP No. 36317Q 10 4                                         Page 1 of 6 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                         GALAXY NUTRITIONAL FOODS, INC.

      --------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

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                         (Title of Class of Securities)

                                   36317Q 10 4

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                                 (CUSIP Number)

                               FREDERICK A. DELUCA
                          C/O DOCTOR'S ASSOCIATES, INC.
                                  325 BIC DRIVE
                              MILFORD, CONNECTICUT
                                 (203) 877-4281

      --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 6, 2004

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP No. 36317Q 10 4                                         Page 2 of 6 Pages
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--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Frederick A. DeLuca
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2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) |_|
   (b) |_|
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3) SEC USE ONLY

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4) SOURCE OF FUNDS (See Instructions)

   PF
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5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)

   |_|
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6) CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
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      NUMBER OF         7)  SOLE VOTING POWER
        SHARES
     BENEFICIALLY           3,869,842
       OWNED BY         --------------------------------------------------------
         EACH           8)  SHARED VOTING POWER
      REPORTING
        PERSON              0
         WITH           --------------------------------------------------------
                        9)  SOLE DISPOSITIVE POWER

                            3,869,842
                        --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER

                            0
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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,869,842
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

    |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.4%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

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 CUSIP No. 36317Q 10 4                                         Page 3 of 6 Pages
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ITEM 1. SECURITY AND ISSUER.

      This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2441 Viscount Row, Orlando, Florida 32809.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This Schedule 13D is being filed by Frederick A. DeLuca

      (b) c/o Doctor's Associates, Inc., 325 Bic Drive, Milford, Connecticut 06460.

      (c) Mr. DeLuca's principal occupation is as the President of Doctor's Associates, Inc., a restaurant franchisor with a principal business address of 325 Bic Drive, Milford, Connecticut 06460.

      (d) During the last five years, Mr. DeLuca has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

      (e) During the last five years, Mr. DeLuca has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. DeLuca is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source of consideration for Mr. DeLuca's acquisitions of Common Stock was personal funds. The total amount of consideration paid by Mr. DeLuca to acquire the shares of Common Stock reported in Item 5(c) (excluding funds that may be required in the future in order to exercise warrants) was $2,300,000.

ITEM 4. PURPOSE OF THE TRANSACTION.

      The purpose of the acquisition of the shares of the Common Stock by Mr. DeLuca was for investment. The shares may be disposed of at any time, and the warrants held by Mr. DeLuca may be exercised and the shares thereunder purchased and sold at any time. Otherwise, Mr. DeLuca has no plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. DeLuca may, at any time and from time to time, review or reconsider his position with respect to the Company and formulate plans or proposals with respect to any of such matters, but he has no present intention of doing so.

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 CUSIP No. 36317Q 10 4                                         Page 4 of 6 Pages
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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate percentage of Common Stock reported as beneficially owned by Mr. DeLuca is based on 18,988,214 shares outstanding, which is the total number of shares of Common Stock outstanding as of October 6, 2004, based upon information provided by the Company to Mr. DeLuca and taking into consideration Mr. DeLuca's warrants for 600,000 shares of Common Stock, which are immediately exercisable. As of the close of business on October 6, 2004, Mr. DeLuca owns directly and beneficially 3,869,842 shares of Common Stock, including 600,000 shares subject to immediately exercisable warrants, constituting approximately 20.4% of the shares outstanding for purposes of
Schedule 13D.

      (b) Mr. DeLuca has the sole power to vote all of the shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by him.

      (c) Aside from the purchase by Mr. DeLuca of 2,000,000 shares of Common Stock and the issuance to Mr. DeLuca of a warrant for the purchase of 500,000 shares of Common Stock in a transaction governed by the provisions of that certain Securities Purchase Agreement dated October 6, 2004, by and between the Company and Mr. DeLuca (the "Securities Purchase Agreement"), Mr. DeLuca has not engaged in any transactions in the Common Stock during the 60 days preceding the date of the filing of this Schedule 13D. The 2,000,000 shares of Common Stock were purchased by Mr. DeLuca in a transaction that was consummated on October 6, 2004, at a price of $1.15 per share; and the warrant for 500,000 shares of Common Stock, exercisable at a price of $1.15 per share until its expiration on October 6, 2009, was also issued in the same transaction on October 6, 2004.

      (d) No person other than Mr. DeLuca is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock reported in Item 5(c).

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Mr. DeLuca does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the following:

      As described in Item 5 herein, Mr. DeLuca entered into the Securities Purchase Agreement with the Company. In connection therewith, Mr. DeLuca was issued a warrant to purchase 500,000 shares of Common Stock, dated October 6, 2004 (the "Warrant"). The shares purchased under the Securities Purchase Agreement, the Warrant and the shares purchasable upon exercise of the Warrant are all restricted securities that have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemptions from registration requirements.

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 CUSIP No. 36317Q 10 4                                         Page 5 of 6 Pages
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      The Company has undertaken, pursuant to the terms of that certain
Registration Rights Agreement, dated October 6, 2004, by and between the Company and Mr. DeLuca (the "Registration Rights Agreement"), the obligation to file a registration statement with the Securities and Exchange Commission within 180 days of closing to register the shares issued in the private placement and the shares underlying the Warrant issued in the private placement.

      The foregoing descriptions of the Securities Purchase Agreement, the Warrant and the Registration Rights Agreement are qualified in their entirety by reference to each such agreement which is filed as an exhibit to this Schedule 13D and is hereby incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1 Securities Purchase Agreement dated October 6, 2004 (Filed as Exhibit 4.18 to the Company's Current Report on Form 8-K filed on October 8, 2004 (the "October 8, 2004 8-K") and incorporated herein by reference.)

        Exhibit 2 Warrant dated October 6, 2004 (Filed as Exhibit 4.20 to the October 8, 2004 8-K and incorporated herein by reference.)

        Exhibit 3 Registration Rights Agreement dated October 6, 2004 (Filed as Exhibit 4.19 to the October 8, 2004 8-K and incorporated herein by reference.)

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 CUSIP No. 36317Q 10 4                                         Page 6 of 6 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 2004

 /s/ Frederick A. DeLuca
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Frederick A. DeLuca